RECEIVED

2006 OCT 16 P 3:-2

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ref: adr031006

3 October 2006

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

06017407

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued since our last return together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

dlw 10/17

SCHEDULE OF DOCUMENTS ISSUED
16 SEPTEMBER 2006 TO 2 OCTOBER 2006

COMPANIES HOUSE FILINGS		
19 September 2006	-	Forms 88(2) re allotment of shares
2 October 2006	-	Forms 88(2) re allotment of shares
2 October 2006	-	Annual Return 2006

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE		
18 September 2006	-	Director/PDMR Shareholding
20 September 2006	-	Additional Listing
25 September 2006	-	Director/PDMR Shareholding
25 September 2006	-	Director/PDMR Shareholding
29 September 2006	-	Director/PDMR Shareholding
29 September 2006	-	Transaction in Own Shares

Exemption NY
82-5017

RECEIVED
2006 OCT 16 P 3:-2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GUS

Ref: chcorres.pgc.roc88(2)s

19 September 2006

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Share

CHFPO83

Company Number	146575
Company name in full	GUS plc

\ of 2

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	24	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	47,644	64,890	43,642
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	375.7p	612.7p	653.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited Desig: ESOS Part ID: 142CN Address: 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	196,459
Name: Eugene Brazil Address: Lavender House The Avenue, Ampthill Beds UK Postcode MK45 2NR	Ordinary	38,512
Name: Tracy Brazil Address: Lavender House The Avenue, Ampthill Beds UK Postcode MK45 2NR	Ordinary	1,363
Name: Address: UK Postcode		
Name: Address: UK Postcode	**TOTAL**	236,334

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 6 September 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/JL/10558 Tel: 0870 836 4064
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares): 2 of 2

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	31,602	48,556	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each share *(including any share premium)*	554p	675.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 6 September 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

	Tel
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

2 # 88(2

Return of Allotment of Shar

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,066		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part id: 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	4,066
London		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	4,066
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 19 September 2000

A ~~director /~~ secretary / ad~~ministrator / administrative receiver / receiver manager / rec~~eiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/CAS/E10745 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,462	285	7,287
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.0520	£6.1270	£6.7550

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part id: 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 13,034
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **13,034**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 19 September 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/AL/10766 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
06	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	68,079		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited a/c ESOS part id: 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	61,282
Name Mr Richard-Fiddis Address Greenways House, Temple Grafton, Alcester, Warwickshire UK Postcode B49 6NX	Ordinary	6,797
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	68,079

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 19 September 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

ESP-EXEC/JW/10825 Tel: 0870 836 4064

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	703	81,857	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each Share *(including any share premium)*	384.00p	508.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Lloyds TSB Registrars Corporate Nominees Limited	Class of shares allotted	Number allotted
Address	The Causeway, Worthing, West Sussex.	Ordinary	38,972
Postcode	BN99 6DA		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	43,588
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**82,560**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed ______________________ **Date** 19 September 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc
Attachment to Form 88(2) dated 19 September 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	MATTHEW	ALLSOPP	11 WINTERTON CLOSE	ARNOLD	NOTTINGHAM	NOTTINGHAMSHIRE	NG5 6PZ	291
MR	JUSTIN	ARMSWORTH	38 MARCHBANK DRIVE	BALERNO	MIDLOTHIAN		EH14 7ER	364
MS	PAM	BAINS	1 PLOUGH LANE	STOKE POGES	BUCKINGHAMSHIRE		SL2 4JR	1,456
MR	CHRISTOPHER	BILLINGTON	19 TOTNES CLOSE	DEVON PARK	BEDFORD	BEDFORDSHIRE	MK40 3AX	364
MR	PAUL	BINNEY	4 CAPRICORN HOUSE	FLACKWELL HEATH	HIGH WYCOMBE	BUCKINGHAMSHIRE	HP10 9NN	509
MR	SIMON	BIRCH	STONEWELL COTTAGE	16 CHAPEL LANE	WYMONDHAM	MELTON MOWBRAY	LE14 2AA	364
MRS	ANDREA MICHELLE	CALLAGHAN	1 OAKWOOD	BERKHAMSTED	HERTFORDSHIRE		HP4 3NQ	1,820
MR	TERENCE	CHAPMAN	2 EDWARDS ROAD	DEVORAN	TRURO	CORNWALL	TR3 6PP	36
MR	GARETH	CHISHOLM	8 DELL GROVE	FRIMLEY	CAMBERLEY	SURREY	GU16 8PZ	364
MR	PETER	CONNOR	5 PRIDES CROSSING	ASCOT	BERKSHIRE		SL5 7LP	364
MR	DAVID ROBERT	COTTER	7 FAIRCROSS WAY	ST ALBANS	HERTFORDSHIRE		AL1 4RT	1,092
MR	CHRISTOPHER IAN	COX	61 TUDOR WAY	BRIDGWATER	SOMERSET		TA6 6UE	364
MRS	LISA DEBORAH	COZENS	3 DOMAIN DRIVE	CHELLASTON	DERBYSHIRE		DE73 1WU	546
MRS	CHRISTINE MARGARET	CULLEY	36 BROOKLANDS DRIVE	GEDLING	NOTTINGHAM	NOTTINGHAMSHIRE	NG4 3GU	364
MRS	BELINDA	D'SOUZA	137 KINGS ROAD	RAYNERS LANE	MIDDLESEX		HA2 9LE	728
MRS	VALERIE ANNE	EDLESTON	2 HOLLY MOUNT	SHAVINGTON	CREWE	CHESHIRE	CW2 5AZ	72
MR	ROBERT DAVID	ESWARD	18 SHELFORD AVENUE	KIRKBY IN ASHFIELD	NOTTINGHAMSHIRE		NG17 8HF	619
MRS	HANNE	FAZAKERLEY	14 HELSTON DRIVE	EMSWORTH	HAMPSHIRE		PO10 7TW	1,092
MRS	JANET EILEEN	FOSTER	25 THE RISE	POUNDHILL	CRAWLEY	WEST SUSSEX	RH10 7EN	496
MR	DANIEL ARTHUR	GARRATT	6 NICHOLSON GROVE	GRANGE FARM	MILTON KEYNES	BUCKINGHAMSHIRE	MK8 0NF	364
MR	DAMIAN	GEOGHEGAN	19 WETHEREL ROAD	BURTON ON TRENT	STAFFORDSHIRE		DE15 9GW	1,274
MR	CHRISTOPHER ANDREW	GODDARD	5 EAST VIEW COTTAGES	PURSERS LANE	PEASLAKE	SURREY	GU5 9RG	1,092
MR	MICHAEL JOHN	GREEN	114 MOORSHOLM DRIVE	WOLLATON	NOTTINGHAM	NOTTINGHAMSHIRE	NG8 2EE	910
MR	WAYNE	HARGREAVES	20 OAKFIELD AVENUE	CLAYTON LE MOORS	ACCRINGTON	LANCASHIRE	BB5 5XG	218
MR	MATHEW DAVID	HARRINGTON	11 HAILEYBURY CRESCENT	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG2 7BH	874
MR	TREVOR	HAWKINS	6 COOKES DRIVE	BROUGHTON ASTLEY	LEICESTER	LEICESTERSHIRE	LE9 6RH	703
MR	JAMES	HENDERSON	96 SELKIRK AVENUE	COWDENBEATH	FIFE		KY4 8NT	1,456
MRS	AMANDA	HOBBINS	65 CRABTREE	PASTON	PETERBOROUGH	CAMBRIDGESHIRE	PE4 7EQ	72
MR	ANTHONY	HOBBINS	65 CRABTREE	PASTON	PETERBOROUGH	CAMBRIDGESHIRE	PE4 7EQ	182
MR	DAVID ALAN	HUGHES	17 CRAWLEY ROAD	CRANFIELD	BEDFORD	BEDFORDSHIRE	MK43 0AA	1,092
MR	JIM	JOHNSON	6 BRAMLEY AVENUE	BURNLEY	LANCS		BB12 0HU	437
MRS	REBECCA	JONES	20 ST MELLION CRESCENT	WREXHAM	CLWYD		LL13 9GZ	473
MR	LUKE	KELLY	81 STEPPINGSTONE STREET	DUDLEY	WEST MIDLANDS		DY1 1SB	582
MISS	EMMA BOLTON	KING	33 ANSON ROAD	WOLVERTON	MILTON KEYNES	BUCKINGHAMSHIRE	MK12 5BY	291
MISS	FAITH	LAMB	50 NICHOLLS FIELD	HARLOW	ESSEX		CM18 6DZ	1,238
MRS	DENISE	LAMBERT	60 WINCHESTER WAY	SCAWSBY	DONCASTER	SOUTH YORKSHIRE	DN5 8LQ	437

GUS plc
Attachment to Form 88(2) dated 19 September 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	IAN CAMPBELL	LEWIS	23 JOSEPH STREET	RADCLIFFE	MANCHESTER	LANCASHIRE	M26 1JX	364
MR	KEITH	LEWIS	19 WESTERLANDS	STAPLEFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG9 7JE	182
MRS	KATHRYN ANNE	LITTLE	18 KENSINGTON PLACE	WELLINGBOROUGH ROAD	OLNEY	BUCKINGHAMSHIRE	MK46 4BG	546
MR	FRANK	MARSCH	3 FOXTHORN PADDOCK	YORK	NORTH YORKSHIRE		YO10 5HJ	1,456
MR	NEIL	MCCARTHY	3 WELLINGTON WAY	HORLEY	SURREY		RH6 8JL	145
MR	STEVEN ANDREW	MELTON	MULBERRY HOUSE	THE GREEN	DEANSHANGER	MILTON KEYNES	MK19 9HJ	1,820
MRS	MARIA ANN	MOORHOUSE	36 HAROLD COURT ROAD	HAROLD PARK	ROMFORD	ESSEX	RM3 0YU	291
MRS	NICOLA JANE	OLLIS	95 WESTERLANDS	STAPLEFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG9 7JE	291
MR	COLIN	O'NEILL	26B LOWER WINDSOR AVENUE	LISBURN ROAD	BELFAST	COUNTY ANTRIM	BT9 7DW	582
DR	JOHN PAUL	OXLEY	17 VIOLET ROAD	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG2 5HA	364
MR	ANDREW	PAGE	11 CARLTON CLOSE	HEANOR	DERBYSHIRE		DE75 7YY	218
MRS	ELIZABETH JANE	PARKER	18 BRENDON ROAD	BRIDGWATER	SOMERSET		TA6 3QW	145
MR	STEPHEN JOHN	PARSONS	7 BRASSINGTON CLOSE	WEST HALLAM	ILKESTON	DERBYSHIRE	DE7 6NX	364
MISS	REBECCA E	PEEL	2 REVENA CLOSE	COLWICK	NOTTINGHAM	NOTTINGHAMSHIRE	NG4 2BR	182
MR	OSWIN PAUL	PETER	74 STAFFORD GROVE	SHENLEY CHURCH END	MILTON KEYNES	BUCKINGHAMSHIRE	MK5 6AZ	1,820
MR	JOHN MILES	PICOT	17 RANSOME WAY	ELLOUGHTON	BROUGH	NORTH HUMBERSIDE	HU15 1LJ	364
MRS	ROSEMARY	PILKINGTON	95 BRADFORD STREET	THE HAULGH	BOLTON	LANCASHIRE	BL2 1JY	72
MRS	PATRICIA	SERDET	25 BROOK ROAD SOUTH	BRENTFORD	MIDDLESEX		TW8 0NN	72
MR	BRADLEY	SHAH	41 STANMORE GARDENS	NEWPORT PAGNELL	BUCKINGHAMSHIRE		MK16 0PD	291
MR	JONATHAN	SHARPE	16 DURHAM CLOSE	6 MERROW CROFT	GUILDFORD	SURREY	GU1 2XH	983
MR	ROBERT	SHAW	38 BROOKFEILD AVENUE	CASTLEFORD	WEST YORKSHIRE		WF10 4BJ	1,820
MR	PAUL ROGER	SIMKIN	51 STANHOPE ROAD	SWADLINCOTE	DERBYSHIRE		DE11 9BQ	218
MR	IAN JOHN	SKIDMORE	1 WAVERLEY AVENUE	BEESTON	NOTTINGHAM	NOTTINGHAMSHIRE	NG9 1HZ	728
MR	HARRY	SMITH	149 MUNGALHEAD ROAD	BAINSFORD	FALKIRK	STIRLINGSHIRE	FK2 7JH	910
MISS	SARAH	SMITH	10 MAPLE CLOSE	BINGHAM	NOTTINGHAM	NOTTINGHAMSHIRE	NG13 8GY	182
MR	MATTHEW	SNOWDEN	10 SYCAMORE AVENUE	HATFIELD	HERTFORDSHIRE		AL10 8LZ	1,820
MR	NICK	STEWART	THE HAVEN	4 HIGH STREET	STRETHAM	ELY	CB6 3JQ	364
MR	MARK	SWEETING	11 REGENT CLOSE	BRAMHALL	STOCKPORT	CHESHIRE	SK7 1JA	611
MR	DAVOR	TOVARLAZA	30B OAKWOOD AVENUE	BECKENHAM	KENT		BR3 6PJ	218
MRS	JANE	VARNDELL	40 CHATSWORTH CRESCENT	STOKE PARK	IPSWICH	SUFFOLK	IP2 9BY	72
MRS	LINDSAY	WAKEFIELD	12 IVYBANK	NIGHTINGALE ROAD	GODALMING	SURREY	GU7 2JE	437
MRS	DIPTI	WALJI	104 ALBERTA AVENUE	CHEAM	SUTTON	SURREY	SM1 2LJ	145
MR	STUART	WALLER	19 BILLINGTON COURT	LEIGHTON BUZZARD	BEDFORDSHIRE		LU7 4SX	546
MRS	CHARLOTTE	WATSON	27 OLDACRES	MAIDENHEAD	BERKSHIRE		SL6 1XH	728
MRS	MARGARET	WHITTAKER	SAN MARINO	49 COTSWOLD WAY	NEWPORT	GWENT	NP11 6QT	145
MR	GARY	WOOD	15 CRANBERRY CLOSE	COMPTON ACRES	WEST BRIDGFORD	NOTTINGHAM	NG2 7TQ	1,092
								43,588

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	14501		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	508p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name -	Lloyds TSB Registrars Corporate Nominee Limited	Class of shares Allotted	Number allotted
Address -	The Causeway Worthing West Sussex BN99 6DA	ORDINARY	11945

Shareholder details		Shares and share class allotted	
Name -	Mr Chee Loh	Class of shares Allotted	Number allotted
Address -	Unit 2/6 Jaqueline Road Mount Waverley Vic 3149 Australia	ORDINARY	1420

Shareholder details		Shares and share class allotted	
Name -	Ms Carmelita Coloma	Class of shares Allotted	Number allotted
Address -	15 Duck Haven Place Tarneit Victoria 3029 Australia	ORDINARY	1136

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** 19 September 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064

Lloyds TSB Registrars, Gemma Paull Tel 01903 833068

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,054	6,528	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each share *(including any share premium)*	£5.5400	£6.7550	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	11,582
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**11,582**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 19 September 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/AL/10836	Tel: 0870 836 4064
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,107		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr. David Coller Address 7,Faircross Way St.Albans Hertfordshire UK Postcode AL1 4RT	Class of shares allotted Ordinary	Number allotted 5,107
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 5,107

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

igned [signature] **Date** 19 September 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/JL/10879 Tel: 0870 836 4064
DX number DX exchange

Liquidation no

32-5017

GUS

Ref: chcorres.pgc.roc88(2)s

2 October 2006

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	13	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	296	3,945	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.5300	£6.7550	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Desig ESOS Part ID: 142CN Address: 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 4,241
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **4,241**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 2 October 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/AL/10949	Tel: 0870 836 4064
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	13	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,745	71,652	204
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384.00p	508.00p	687.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Lloyds TSB Registrars Corporate Nominees Limited	Class of shares allotted	Number allotted
Address	The Causeway, Worthing, West Sussex.	Ordinary	38,689
Postcode	BN99 6DA		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	37,912
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**76,601**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : **2**

Signed ______________________ **Date** 2 October 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc
Attachment to Form 88(2) dated 2 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	JEAN	BAILEY	21 VERNON DRIVE	HORSENDALE	NUTHALL	NOTTINGHAM	NG16 1AR	364
MRS	YVONNE	BAINS	5 OAKDALE AVENUE	STANDGROUND	CAMBRIDGESHIRE		PE2 8TB	218
MR	PAUL	BAKER	6 FINUCANE DRIVE	ORPINGTON	KENT		BR5 4ED	1,820
MR	MARK	BECKETT	LANE HOUSE FARM	WETTON ROAD	BUTTERTON	LEEK	ST13 7ST	728
MR	COLIN	BETTS	3 MELLBREAK CLOSE	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG2 6QY	1,092
MR	JOE	BIDDLE	10 TURBARY GARDENS	TADLEY	HAMPSHIRE		RG26 3HS	109
MR	MATTHEW JOHN	BIRCH	19 MULBERRY CLOSE	WATFORD	HERTFORDSHIRE		WD17 4UZ	728
MRS	MARGARET RITA	BISSON	49 HOWARD STREET	GLOUCESTER	GLOUCESTERSHIRE		GL1 4UU	145
MRS	LISA CLAIRE	BUNKER	MILL COTTAGE	42 MILL STREET	NEWPORT PAGNELL	BUCKINGHAMSHIRE	MK16 8ER	728
MRS	IRIS	BURROWS	29 SLANNS MEADOW	KINGSTEIGNTON	NEWTON ABBOT	DEVON	TQ12 3GA	145
MISS	JANICE	CHAN	PARK FARM	HOOK STREET	LYDIARD TREGOZE	SWINDON	SN5 3NY	116
MR	ARTHUR	CHRISTIE	7 PADDOCK END	KINGTON ST MICHAEL	CHIPPENHAM	WILTSHIRE	SN14 6QL	874
MR	MATTHEW ANTONY	CLARKE	57 SANDON STREET	NEW BASFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG7 7AL	728
MR	JOHN ANTHONY	COOK	111 HEREFORD WAY	BOARSHAW	MIDDLETON	MANCHESTER	M24 2NL	145
MR	DAVID	COUPE	CHURCH FARM BARN	MAIN STREET	BLIDWORTH	NOTTINGHAMSHIRE	NG21 0QH	4,394
MR	PETER	COYLE	27 THE TUDORS	BANBRIDGE	COUNTY DOWN		BT32 4QR	582
MR	KEITH	DAVIS	2 MAPLE CLOSE	NORTH PETHERTON	SOMERSET		TA6 6TU	1,820
MR	GURTAZ	DHILLON	4 SOUTH CLOSE	CIPPENHAM	SLOUGH	BERKSHIRE	SL1 5PE	874
MR	BHUPINDER	DOKAL	40 CORNWALL AVENUE	SOUTHALL	MIDDLESEX		UB1 2TB	1,092
MR	ROSS	EVERARD	38 MANORFIELDS ROAD	OLD STRATFORD	MILTON KEYNES	BUCKINGHAMSHIRE	MK19 6AS	218
MR	PAUL	FLOWER	33 ALPINE VIEW	CARSHALTON	SURREY		SM5 3QJ	1,092
MR	MARK	FORREST	1 COWLEY CLOSE	PENKRIDGE	STAFFORD	STAFFORDSHIRE	ST19 5SX	182
MR	BOON	GAN	106 GILMORE ROAD	LEWISHAM	LONDON		SE13 5AE	1,092
MISS	KATHRYN ANNE	GIBSON	19 MULBERRY CLOSE	WATFORD	HERTFORDSHIRE		WD17 4UZ	327
MR	MICHAEL TOM	GOODE	134 OXFORD ST	RUGBY	WARWICKSHIRE		CV21 3LZ	1,549
MR	MATTHEW	GOSNELL	20 HIGH STREET	TADLOW	HERTFORDSHIRE		SG8 OES	182
MISS	NICOLA JANE	GRIFFITHS	27 HORSA ROAD	LEE	LONDON		SE12 9EA	109
MRS	BETTY	HARBOTTLE	107 WILFORD LANE	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG2 7RN	145
MISS	MELANIE PATRICIA	HOSKER	TREE TOPS	54 DOVECOTE ROAD	HILLTOP	NOTTINGHAMSHIRE	NG16 3EZ	364
MR	SIMON	HUGHES	8 HIGHCREST AVENUE	GATLEY	CHESHIRE		SK8 4HD	291
MRS	LESLEY	HUTCHINSON	QUARRY HOUSE	WEARHEAD	BISHOP AUCKLAND	COUNTY DURHAM	DL13 1PY	182
MR	MARK	HUTCHINSON	QUARRY HOUSE	WEARHEAD	BISHOP AUCKLAND	COUNTY DURHAM	DL13 1PY	182
MRS	DEBBIE	INGHAM	10 TENTERFIELD ROAD	OSSETT	WAKEFIELD	WEST YORKSHIRE	WF5 0RU	145
MR	PAUL	LLOYD	15 GRASSMERE CRESCENT	ST NICHOLAS PARK	NUNEATON	WARWICKSHIRE	CV11 6ED	509
MRS	SUZANNE	MARSHALL	11 LIMEKILNS	PENCAITLAND	EAST LOTHIAN		EH34 5HF	364

GUS plc
Attachment to Form 88(2) dated 2 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	PAMELA	MCCORMICK	225 PITCORTHIE DRIVE	DUNFERMLINE	FIFE		KY11 8BS	218
MR	RYAN	MCDOWELL	36 CULCAVY ROAD	HILLSBOROUGH	COUNTY DOWN		BT26 6JD	364
MR	STEPHEN PAUL	MCMANUS	62 FRANK BODICOTE WAY	SWANLICOTE	DERBYSHIRE		DE11 8JX	364
MR	MICHAEL	MCSTEEN	7 INNISFAYLE ROAD	BELFAST	COUNTY ANTRIM		BT15 4ER	582
MRS	HEATHER	MORGAN	DRAGONS LAIR	CLINT GARTH	BURNT YATES	HARROGATE	HG3 3EQ	291
MISS	RUTH	MORGAN	34 KNIGHT STREET	ST JOHNS	WORCESTERSHIRE		WR2 5DF	364
MR	JASON	MOSS	15 SLATERS WAY	NOTTINGHAM	NOTTINGHAMSHIRE		NG5 5UT	611
MR	HANY	MOUSSA	106 CLAREMONT ROAD	FOREST GATE	LONDON		E7 OPX	1,820
MISS	LISA	MULVALE	164 MIDLAND ROAD	COTTERIDGE	BIRMINGHAM	WEST MIDLANDS	B30 2EY	43
MRS	RACHAEL JANE	NAISH	28 HIGH STREET	STANWELL VILLAGE	STAINES	MIDDLESEX	TW19 7JS	354
MR	STEPHEN JAMES	OSBORNE	19 TROUGH ROAD	WATNALL	NOTTINGHAM	NOTTINGHAMSHIRE	NG16 1HQ	218
MR	JEREMY MARK	PARTON	8 VARDEN AVENUE	LENTON ABBEY	NOTTINGHAM	NOTTINGHAMSHIRE	NG9 2SJ	728
MRS	MARION DAWN	PATERNOSTER	29 LONG MEADOW	BISHOPS STORTFORD	HERTFORDSHIRE		CM23 4HH	109
MR	MARSHALL JOHNATH	PRICEMAN	24 HERITAGE PARK	WEST KILBRIDGE	AYRSHIRE		KA23 9GD	182
MR	OWEN CLIVE	RAVILIOUS	6 CALDECOTTE COTTAGES	CALDECOTTE LANE	CALDECOTTE	MILTON KEYNES	MK7 8AD	364
MISS	DAWN	RITCHIE	36 THORNBURY ROAD	CLAPHAM PARK	LONDON		SW2 4DJ	1,092
MR	DAGLISH	RODGER	8-10 REGENT STREET	FINEDON	NORTHAMPTONSHIRE		NN9 5NB	874
MRS	CATHERINE	ROGERS	24 LORN DRIVE	GLENCOE	BALLACHULISH	ARGYLL	PH49 4HR	351
MR	PAUL ROBERT	SEARS	THE OLD FARMHOUSE	103 MARSH LANE	LONGTON	LANCASHIRE	PR4 5YL	364
MR	ADRIAN IAN	SHAW	THE OLD COACH HOUSE	NEWARK ROAD	CODDINGTON	NEWARK	NG24 2QG	364
MRS	ANNE	SIMPSON	54 SMITHTON PARK	SMITHTON	INVERNESS	INVERNESS-SHIRE	IV2 7PB	109
MR	GRAHAM PETER PERRY	SLACK	7 RANMORE CLOSE	BRAMCOTE	NOTTINGHAM	NOTTINGHAMSHIRE	NG9 3FR	364
MR	GRAHAM	SNELL	60 WESTCROFT HOUSE	WEST STREET	CASTLEFORD	WEST YORKSHIRE	WF10 1LF	655
MRS	GLENIS	STAINES	117 OUTLANDS DRIVE	HINCKLEY	LEICESTERSHIRE		LE10 0TN	291
MR	KEVIN SWAINGER	STOREY	57 SCHOOL LANE	WALTON	WAKEFIELD	WEST YORKSHIRE	WF2 6NR	145
MR	STEVEN DAVID	TODD	13 MORRIS ROAD	STRELLEY	NOTTINGHAM	NOTTINGHAMSHIRE	NG8 6NE	364
MR	IAN	TOWSE	52 HOLLOW WOOD	OLNEY	MILTON KEYNES	BUCKINGHAMSHIRE	MK46 5LZ	728
MRS	BARBARA	TUBBY	84 WINIFRED WAY	CAISTER ON SEA	GREAT YARMOUTH	NORFOLK	NR30 5PE	145
MISS	KRISTY EMMA	VENABLES	17 HOLLOWAY DRIVE	BUCKINGHAM	BUCKINGHAMSHIRE		MK18 1GF	364
MR	JAMES	VOWLES	16 BLOOMFIELD ROAD	BATH	AVON		BA2 2AB	218
MRS	CATHERINE T	WARNER	114 MEDWAY ROAD	RONKS WOOD	WORCESTER	WORCESTERSHIRE	WR5 1LN	72
MR	KARL	WILLIAMS	42 JAVELIN CLOSE	IDLE	BRADFORD	WEST YORKSHIRE	BD10 8SU	728
MISS	RHIAN MARIE	WILLIAMS	2 HANSEN CROFT	SHENLEY LODGE	MILTON KEYNES	BUCKINGHAMSHIRE	MK5 7PB	437
								37,912

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

3 **88(2**

Return of Allotment of Shar

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	13	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,981	5,742	1,839
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550	£6.5300	£8.0920

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited A/C ESOS Part ID 142CN Address: 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	20,311
Name: Mr Raymond Hudson Address: 53 Goldfinch Road, Selsdon Vale, South Croydon, Surrey UK Postcode CR2 8SR	Ordinary	251
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	20,562

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 2 October 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/JW/10973	Tel: 0870 836 4064
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

Lloyds TSB
Registrars

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
Website: www.shareview.co.uk

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	13	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1136		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	508p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name - Lloyds TSB Registrars Corporate Nominee Limited Address - The Causeway Worthing West Sussex BN99 6DA	Class of shares Allotted ORDINARY	Number allotted 1136

Shareholder details	Shares and share class allotted	
Name - Address -	Class of shares Allotted ORDINARY	Number allotted

Shareholder details	Shares and share class allotted	
Name - Address -	Class of shares Allotted ORDINARY	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______ Date 2 October 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064
Lloyds TSB Registrars, Gemma Paull Tel 01903 833068
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

S

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1396		
Nominal value of each share	~~29 ¾ p~~ 29 3/43 p		
Amount (if any) paid or due on each Share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
Name - Mr.Richard Smith Address - 31 Abbey Park Baldoyle Dublin 13, Ireland	ORDINARY	1396

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 2 October 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064
Lloyds TSB Registrars, Alan Walsh Tel 01903 833309
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

(6) **88(2)**

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,776	11,200	1,881
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£5.5400	£5.5400	£8.0920

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

lames and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 18,052
Name Ms Danielle Hudson Address 53 Goldfinch Road, Selsdon Vale, South Croydon, Surrey UK Postcode CR2 8SR	Class of shares allotted Ordinary	Number allotted 317
Name Mr Simon John Yeomans Address Fitchetts Cottage, Park Road, Combe, Oxfordshire UK Postcode OX29 8NA	Class of shares allotted Ordinary	Number allotted 488
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 18,857

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

igned ____________ **Date** 2 October 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

ease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/JW/11007 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	18	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,197		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	9,188
Name Mr John Robinson Address 51 Poplar Grove, Forest Town, Mansfield UK Postcode NG19 0HW	Ordinary	1,009
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**10,197**

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned [signature] Date 2 October 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/AL/11040	Tel: 0870 836 4064
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
19	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,346	7,242	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.53	£6.7550	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Desig ESOS Part ID: 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted ~~4,241~~ 14,588
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted ~~4,241~~ 14,588

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 2 October 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/AL/10949 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

(9)

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	19	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	48,963	32,159	1,965
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270	£6.5300	£6.7550

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	83,087
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**83,087**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 2 October 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/AL/11119 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	21	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,151	2,191	50,522
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 2 October 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,511	1,105	
Nominal value of each share	~~25p~~ 29 3/430p	~~25p~~ 29 3/430p	
Amount (if any) paid or due on each Share *(including any share premium)*	648p	687p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Lloyds TSB Registrars Corporate Nominees Limited	Class of shares allotted	Number allotted
Address	The Causeway, Worthing, West Sussex.	Ordinary	24,998
Postcode	BN99 6DA		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	37,482
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**62,480**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 2 October 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc
Attachment to Form 88(2) dated 2 October 2006

Title	Forename(s)	Surname	Address					Postcode	Shares Allotted
MR	KEVIN	ADAMS	56 EXMOUTH STREET	SWINDON	WILTSHIRE			SN1 3PU	1,820
MR	ROGER MICHAEL	AUBROOK	THE LILACS	MAIN STREET	STATHERN	MELTON MOWBRAY	LEICESTERSHIRE	LE14 4HW	4,394
MR	RONALD	BARKER	62 ALBANY ROAD	HORNCHURCH	ESSEX			RM12 4AF	72
MISS	GAYNOR	BENNETT	58 CLOVERVILLE APPROACH	BRADFORD	WEST YORKSHIRE			BD6 1ET	1,820
MRS	ETHEL	BIENIEK	22 GLEBE ROAD	WOOTTON BASSETT	WILTSHIRE			SN4 7DU	546
MR	IAN NICHOLAS	BOURNE	BYRNECROFT	2 SHER SINGH COURT	NICHOLAS ROAD	BEESTON	NOTTINGHAM	NG9 3LP	487
MR	IAN NICHOLAS	BOURNE	BYRNECROFT	2 SHER SINGH COURT	NICHOLAS ROAD	BEESTON	NOTTINGHAM	NG9 3LP	779
MR	PAUL ANDREW	BRAHAM	40 COBWELLS CLOSE	FLECKNEY	LEICESTERSHIRE			LE8 8UF	191
MR	GAVIN LESLIE	BRAND	5 EDWALTON HALL LODGE	VILLAGE STREET	EDWALTON	NOTTINGHAM		NG12 4HG	364
MR	JUSTIN	BRISLEY	73 ORMOND CLOSE	FAIR OAK	EASTLEIGH	HAMPSHIRE		SO50 8FG	47
MR	JAMES WILLIAM	BROTHERDALE	77 ALVINGTON WAY	MARKET HARBOROUGH	LEICS			LE16 7NF	728
MR	ROBERT SIDNEY	BRUNSKILL	63 SADLER ROAD	BROWNHILLS	WALSALL	WEST MIDLANDS		WS8 6BJ	291
MRS	AMANDA JAYNE	BUCKLAND	31 WILTSHIRE WAY	WEST BLETCHLEY	MILTON KEYNES			MK3 7WL	182
MR	ROBERT	BUNN	2 BEVERSTON ROAD	PAULSGROVE	PORTSMOUTH	HAMPSHIRE		PO6 4LA	145
MR	ROBIN	CARTER	2 BELVOIR CRESCENT	NEWARK	NOTTINGHAM			NG24 4DW	182
MR	SHAUN O	CONNOR	1 AMBLESIDE DRIVE	BOLSOVER	CHESTERFIELD			S44 6RJ	218
MR	THOMAS	DAVEY	48 HASTINGS ROAD	TUNBRIDGE WELLS	KENT			TN2 4JP	1,820
MISS	HAYLEY JAYNE	DAVIS	21 FARADAY CLOSE	YAXLEY	PETERBOROUGH	CAMBRIDGESHIRE		PE7 3ZZ	331
MISS	HAYLEY JAYNE	DAVIS	21 FARADAY CLOSE	YAXLEY	PETERBOROUGH	CAMBRIDGESHIRE		PE7 3ZZ	219
MRS	DIANE WENDY	DEAN	130 ACORN AVENUE	GILTBROOK	NOTTINGHAM			NG16 2WJ	364
MR	JONATHAN	DEEMING	43 DIAMOND DRIVE	OAKWOOD	DERBY			DE21 2JU	182
MR	JOHN	DUNCAN	92 COMBER ROAD	HILLSBOROUGH				BT26 6NA	728
MRS	JACQUELINE ANN	DUTTON	22 ARMLEY GRANGE DRIVE	LEEDS	WEST YORKSHIRE			LS12 3QH	145
MR	PAUL MARTIN	FOSTER	24 BUTTERMERE DRIVE	BRAMCOTE	NOTTINGHAM			NG9 3BL	243
MR	PAUL MARTIN	FOSTER	24 BUTTERMERE DRIVE	BRAMCOTE	NOTTINGHAM			NG9 3BL	187
MR	PAUL MARTIN	FOSTER	24 BUTTERMERE DRIVE	BRAMCOTE	NOTTINGHAM			NG9 3BL	194
MR	PAUL MARTIN	FOSTER	24 BUTTERMERE DRIVE	BRAMCOTE	NOTTINGHAM			NG9 3BL	95
MRS	ALICE	GEORGE	88 LANGLEY ROAD	WATFORD	HERTS			WD17 4PJ	1,820
MISS	MELANIE	GOLDING	12 HONEYSUCKLE COURT	SITTINGBOURNE	KENT			ME10 3QP	437
MISS	MELANIE	GOLDING	12 HONEYSUCKLE COURT	SITTINGBOURNE	KENT			ME10 3QP	233
MR	THOMAS	HAMILTON	16 LOUDON STREET	STRATHAVEN	LANARKSHIRE			ML1 06L	145
MRS	LINDA	HANNY	20 PLUMTREE ROAD	LOWER STONDON	HENLOW	BEDFORDSHIRE		SG16 6NE	1,820
MR	MARK REGINALD	HEAVEN	42 DRAYCOTT ROAD	BREASTON	DERBY	DERBYSHIRE		DE72 3DA	728
MR	MICHAEL	HOSIE	126 PRIORSWOOD ROAD	TAUNTON	SOMERSET			TA2 7QH	76
MR	DAVID	JAMESON	4 SWAN CLOSE	BRACKLEY	NORTHAMPTONSHIRE			NN13 6QD	364
MR	KAUSHIK BHANJI	KHETIA	14 PLANTATION PLACE	SHENLEY BROOK END	MILTON KEYNES	BUCKS		MK5 7FP	974
MR	IAN	LAWRENCE	8 HOLLY CLOSE	WILLENHALL	WEST MIDLANDS			WV12 5RR	182
MR	STEPHEN JOHN	MALLORY	64 MELTON GARDENS	EDWALTON	NOTTINGHAM			NG12 4BJ	1,461
MRS	SOPHIE	MILNE	ROSE COTTAGE	13 NEW TOWN	COPTHORNE	WEST SUSSEX		RH10 3LY	112
MRS	RUTH	MITCHELL	23 RIBSTON GARDENS	PADDOCK WOOD	KENT			TN12 6BA	72
MS	MARIA	MORGAN	2 EAGLES PLACE	BLAENYMAES	SWANSEA			SA5 5NS	43
MR	STUART PHILLIP	MOSELEY	70A NEPTUNE STREET	RICHMOND	MELBOURNE	VICTORIA 3121	AUSTRALIA		1,757
MISS	SARAH	NICHOLS	FLAT 6-13 VICTORIA CENTRE	NOTTINGHAM				NG1 3PD	400
MR	MARK BENJAMIN	OLDFIELD	11 BURBAGE CLOSE	BELPER	DERBYSHIRE			DE56 0DW	254
MR	ROBERT	PARTRIDGE	30 MERTON AVENUE	STRATTON ST MARGARE	SWINDON	WILTSHIRE		SN2 7PY	1,092

GUS plc
Attachment to Form 88(2) dated 2 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	MICHELLE LYNNE	RING	102 FRITHWOOD CRESENT	KENTS HILL	MILTON KEYNES		MK7 6HU	218
MR	ANDREW	ROBINSON	69 THE CEDARS	WHICKHAM	NEWCASTLE-UPON-TYNE	TYNE AND WEAR	NE16 5TL	728
MR	ANDREW	STEEL	8 JUBILEE WAY	BONNYBRIDGE	FALKIRK		FK4 1GE	728
MR	PAUL ANDREW	STONES	120 CAMBRIDGE STREET	NORMANTON	WEST YORKS		WF6 1ER	291
MS	JANICE	STOPFORD	24 LISLE CLOSE	GRAVESEND	KENT		DA12 4XH	1,820
MR	SUMESH	SUMAN	EXPERIAN	8 WATERSIDE DRIVE	LANGLEY	SLOUGH	SL3 6EZ	728
MR	JAMES	SWEATON	10 SYCAMORE AVE	KNOTTINGLEY	WEST YORKSHIRE		WF11 0PL	145
MR	SIMON	SWIFT	18 HILLCREST GROVE	SHERWOOD	NOTTINGHAM		NG5 1FT	364
MR	KEITH	VALENTINE	WYCHWOOD	FORTYFOOT ROAD	LEATHERHEAD		KT22 8RN	1,820
MRS	RUTH	WALTERS	27 CHOCKLEYS MEADOW	LEEGOMERY	TELFORD	SHROPSHIRE	TF1 6TL	182
MRS	ANNE	WEBB-JOHNSON	7 RHODEN STREET	SYDNEY	CREWE	CHESHIRE	CW1 5ND	182
MR	MICHAEL JOHN	WHELAN	11 BOWDEN CLOSE	CULCHETH	WARRINGTON		WA3 4LG	477
MRS	JANET MARY	WOODS	13 STRATHMORE DRIVE	CROSBY	MERSEYSIDE		L23 0RA	546
MR	MARTIN STEPHEN	WRIGHT	26 WHOLEQUARTER AVENUE	REDDING	FALKIRK		FK2 9XY	145
MR	SIMON JOHN	YEOMANS	FITCHETTS COTTAGE	PARK ROAD	COMBE	COMBE	OX29 8NA	364
								37,482

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	162		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	508p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name - Lloyds TSB Registrars Corporate Nominee Limited Address - The Causeway Worthing West Sussex BN99 6DA	Class of shares Allotted ORDINARY	Number allotted 162

Shareholder details	Shares and share class allotted	
Name - Address -	Class of shares Allotted ORDINARY	Number allotted

Shareholder details	Shares and share class allotted	
Name - Address -	Class of shares Allotted ORDINARY	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 2 October 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.	Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064 Lloyds TSB Registrars, Gemma Paull Tel 01903 833068 DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	319		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	~~£9.082~~ £8.2958		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Vidacos Nominees Limited (Desig:SSB1 Part Id:30XMH) Address: Citigroup Centre Canada Square Canary Wharf London UK Postcode E14 5LB	Ordinary	319
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	319

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned [signature] **Date** 2 October 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/LB/11139	Tel: 0870 836 4064
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

(13) **88(2**

Return of Allotment of Shar

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	21	09	2006
To	22	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	777	102,124	20,837
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.5300	£6.7750	£8.0920

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

lames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	42,612
Name Mr Stephen Philip Kelsey Address Fairfield House, Glynswood, Chinnor, Oxon UK Postcode OX39 4JB	Ordinary	1,285
Name Mr David Stuart Boothman Address 60 Bishops Road, Hanwell, London UK Postcode W7 2NY	Ordinary	4,847
Name Mr Graham Platts Address Palais Miami, 10 Boulevard D'Italie, 98000, Monaco UK Postcode	Ordinary	91,785
Name Mrs Petra Connor Address 5 Prides Crossing, Ascot, Berkshire UK Postcode SL5 7LP	Ordinary	1,316

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

gned [signature] **Date** 2 October 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC/JW/11165 Tel: 0870 836 4064

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number	146575
Company name in full	GUS plc
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	21	09	2006	22	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	21,471		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.5850		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Mr Peter Connor Address 5 Prides Crossing, Ascot, Berkshire UK Postcode SL5 7LP	Ordinary	3,364
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**145,209**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 2 October 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/JW/11165	Tel: 0870 836 4064
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,517	26,775	7,630
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.5300	£6.7750	£6.1270

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	45,517
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 47,517

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 2 October 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/JW/11192	Tel: 0870 836 4064
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	21	09	2006	22	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,595		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£5.5400		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

lames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

gned [signature] **Date** 2 October 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address, ephone number and, if available, DX number and Exchange of the erson Companies House should ntact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/JW/11192	Tel: 0870 836 4064
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	~~41,536~~ 1,556	1,615	38,365
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.53	£5.54	£6.755

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

lames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited A/C ESOS Part ID 142CN Address: 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	39,669
Name: Mr Brian Gibson Address: 18 Furlong Way, Great Amwell, Herts UK Postcode SG12 9TF	Ordinary	660
Name: Miss Claire Herring Address: 12 Brackley Lodge Mews, Brackley, Northants UK Postcode NN12 7RZ	Ordinary	299
Name: Miss Julie-Ann Welch Address: The Courtyard, Stoke Park, Stoke Bruerne, Towcester UK Postcode NN12 7RZ	Ordinary	908
Name Address UK Postcode	TOTAL	41,536

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

gned [signature] **Date** 2 October 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/AL/11237	Tel: 0870 836 4064
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Sha

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	27	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	38,791	20,081	16,307
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550	£8.0920	£8.5850

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
		Class of shares allotted	Number allotted
Name	Cazenove Nominees Limited A/C ESOS Part ID 142CN		
Address	20 Moorgate London UK Postcode EC2R 6DA	Ordinary	69,254
		Class of shares allotted	Number allotted
Name	Mr Stephen Farndale		
Address	39 Thorington Gardens Ingleby Barwick Stockton- on- Tees UK Postcode TS17 0UR	Ordinary	459
		Class of shares allotted	Number allotted
Name	Ms Mary Bridget Marsh		
Address	The Grove Queens Road Colmworth Bedford Beds UK Postcode MK44 2LA	Ordinary	1,312
		Class of shares allotted	Number allotted
Name	Mr Malcolm Marsh		
Address	The Grove Queens Road Colmworth Bedford Beds UK Postcode MK44 2LA	Ordinary	447
		Class of shares allotted	Number allotted
Name	Mr David Morris		
Address	One Highfield Hall Barrows Green Kendal	Ordinary	3,707
	Cumbria UK Postcode LA8 0AA	**TOTAL**	**75,179**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 2 October 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC/LB/E11265 Tel: 0870 836 4064

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	878	897	61,334
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 2 October 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFPO83

Company Number 146575

Company name in full GUS plc

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	213	273	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	648p	687p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Lloyds TSB Registrars Corporate Nominees Limited	Class of shares allotted	Number allotted
Address	The Causeway, Worthing, West Sussex.	Ordinary	24,987
Postcode	BN99 6DA		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	38,608
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**63,595**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed ______________ **Date** 2 October 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc
Attachment to Form 88(2) dated 2 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	STEVEN	ABBOTT	1 REVILLE COURT	KIRKBY IN ASHFIELD	NOTTS		NG17 8QD	364
MR	CHRIS	BARON	3 LULWORTH GARTH	WHITKIRK	LEEDS	WEST YORKSHIRE	LS15 8TH	364
MISS	PATRICIA	BELLINGER	12 CARAWAY PLACE	WALLINGTON	SURREY		SM6 7AG	26
MISS	PATRICIA	BELLINGER DEC'D	12 CARAWAY PLACE	WALLINGTON	SURREY		SM6 7AG	121
MRS	CELIA	BIRCH	ORCHARD END	49 FULFORD ROAD	EPSOM	SURREY	KT19 9QZ	218
MRS	ROBERTA BELL	BOLTON	HAULFRYN	PEN Y GRAIG RD	BRYMBO	WREXHAM	LL11 5AD	364
MS	TARA	BOWER	29 FIELD PARK	WARFIELD	BRACKNELL	BERKSHIRE	RG12 2DZ	1,820
MR	DEREK ANSLEN	BOYCE	3 GREENBANK DRIVE	OADBY	LEICESTER		LE2 5RQ	124
MR	PIETRO M	BRENNI	65 TURNER CLOSE	TEMPLE COWLEY	OXFORD		OX4 2UA	546
MR	PETER	BRETT	9 DEACON DRIVE	ESSEX			SS15 5FY	364
MRS	HEATHER	BRIGGS	83 BECKET ROAD	WORLE	WESTON SUPER MARE	SOMERSET	BS22 7TY	145
MR	MARK	CALVERT	24 TOWN MEAD	WEST GREEN	CRAWLEY	WEST SUSSEX	RH11 7EF	1,092
MR	PAUL ANTHONY	CARPENTER	66 AUDON AVENUE	BEESTON	NOTTINGHAM		NG9 4AW	897
MR	PAUL ANTHONY	CARPENTER	66 AUDON AVENUE	BEESTON	NOTTINGHAM		NG9 4AW	335
MRS	JANE ELIZABETH	CARTER	2 BELVOIR CRESCENT	NEWARK	NOTTS		NG24 4DW	182
MR	NICHOLAS KARL	CHERRY	8 REDESMERE CLOSE	DROYLSDEN	MANCHESTER		M43 7FN	218
MR	ADRIAN JOHN	DAVIS	203 WALL HILL ROAD	ALLESLEY	COVENTRY	WEST MIDLANDS	CV5 9EL	364
MR	ROBERT JOHN	DEVERILL	67 HAVENDALE	HEDGE END	SOUTHAMPTON	HAMPSHIRE	SO30 0FF	582
MRS	DOREEN MUIRHEAD	DMYTRASZ	76 WATLING STREET	BLETCHLEY	MILTON KEYNES		MK2 2BY	364
MRS	LYNNE	DRINKWATER	8 BEDWELLTY ROAD	CEFN FOREST	BLACKWOOD		NP2 1HF	145
MR	FRANK	GAFFNEY	552 LANARK ROAD	JUNIPER GREEN	EDINBURGH		EH14 5EL	145
MR	STEPHEN JONATHAN	GILBERT	2 HOLDEN CLOSE	HITCHIN	HERTFORDSHIRE		SG4 0ET	728
MRS	LAURA HELEN	GRANVILLE	29 BANBURY AVENUE	TOTON	NOTTINGHAM		NG9 6JT	364
MR	THOMAS	GREENWOOD	56 PARK ROAD	RUGBY			CV21 2QH	94
MRS	ANNE	HEMBLEY	23 OXFIELD PARK DRIVE	OLD STRATFORD	MILTON KEYNES		MK19 6DW	1,456
MISS	CHARLOTTE JANE	HEMINGWAY	9 SURTEES WAY	TOWCESTER	NORTHAMPTONSHIRE		NN12 7AF	364
MR	ANDREW	HICKMAN	65 CRANMOOR GREEN	PILNING	BRISTOL		BS35 4QF	364
MRS	CAROL	HISHON	12 WILLOW GROVE	TOFTWOOD	DEREHAM	NORFOLK	NR19 1JU	72
MR	PAUL	HOUSEGO	7 ROSSINI PLACE	OLD FARM PARK	MILTON KEYNES	BUCKINGHAMSHIRE	MK7 8EZ	1,820
DR	HELEN ANN	JONES	15B HOUGH HILL	SWANINGTON	LEICESTERSHIRE		LE67 8RF	187
DR	HELEN ANN	JONES	15B HOUGH HILL	SWANINGTON	LEICESTERSHIRE		LE67 8RF	44
MISS	JILL	LEE	12 BLACKDOWN	HILLTOPS	MILTON KEYNES		MK11 2AB	291
MISS	SARAH JANE	LILLYCROP	63 SOMERVILLE WAY	BRIDGWATER	SOMERSET		TA6 5SW	291
MR	PHILIP CHARLES	MADDEN	15 PENRYN CLOSE	NUNEATON	WARWICKSHIRE		CV11 6FF	291
MISS	TARA LORRAINE	MCCARTHY	33 LOGAN STREET	HIGHBURY VALE	NOTTINGHAM		NG6 9FZ	546
MISS	JENNIFER	MCGRADY	80 CHATSWORTH DRIVE	WELLINGBOROUGH	NORTHAMPTONSHIRE		NN8 5FB	728
MR	DUNCAN	MCGURK	13 SUNDIAL LANE	GT BARR	BHAM		B43 6PA	1,019
MRS	JOY DENISE	MCKEN	19 GLEBE VIEW	THE ACORNS BARLBOROUGH	CHESTERFIELD	DERYSHIRE	S43 4WF	878
MRS	VANESSA	MCLEISH	26 TAUNTON AVE	LEIGH	LANCS		WN7 5PT	291
MR	JIM	MEECHAN	11 LONGLEY ROAD	FARNHAM	SURREY		GU9 8LZ	1,875
MRS	CAROLE	NASH	61 HILLSIDE MEADOWS	FOXHOLE	ST AUSTELL	CORNWALL	PL26 7TA	182
MR	PETER	NORBURY	7 FENTON CLOSE	SOUTH KIRKBY	PONTEFRACT	WEST YORKS	WF9 3SL	582
MR	ACHOUR	OUALAH	140 WAYSIDE GREEN	WOODCOTE	NEAR READING	OXFORDSHIRE	RG8 0QJ	728
MS	GILLIAN	PARKER	140 WATER EATON ROAD	BLETCHLEY	MILTON KEYNES		MK2 3AJ	728
MR	NITESH	PATEL	17 CROFTLEIGH AVENUE	PURLEY	SURREY		CR8 4BU	1,820

GUS plc
Attachment to Form 88(2) dated 2 October 2006

Title	Forename(s)	Surname	Address					Postcode	Shares Allotted
MR	GARY	PETTITT	10 VENNERS CLOSE	BEXLEYHEATH	KENT			DA7 6SF	182
MRS	SUSAN	PINSENT	WINTERDANCE	14 GARENDON WAY	GROBY	LEICESTER		LE6 0YR	145
MRS	SUSAN JANE	PLOWRIGHT	6 TRURO CLOSE	EAST LEAKE	LOUGHBOROUGH	LEICESTERSHIRE		LE12 6HB	105
MR	MARK	PROUD	38 COLDSTREAM	OUSTON	CHESTER LE STREET	COUNTY DURHAM		DH2 1LH	109
MR	DAVID JOHN	RAYMENT	31 AVON ROAD	BARROW UPON SOAR	LEICESTERSHIRE			LE12 8LE	728
MR	JOHN FRANCIS	RICE	29 THE RISING	BILLERICAY	ESSEX			CM11 2HN	298
MISS	TRACEY ANNE	ROBINSON	36 QUEEN STREET	GLOSSOP	DERBYSHIRE			SK13 8EL	728
MISS	AMIE	RUSSELL	HAZY VIEW	HOLTYE ROAD	COWDEN	KENT		TN8 7EB	182
MRS	MARIE	RYAN	18 ETON AVENUE	DALTON	HUDDERSFIELD	WEST YORKSHIRE		HD5 9HY	145
MR	ANDREW ALEXANDER	SCOTT	6551 MEATH CIRCLE	HUNTINGTON BEACH	ORANGE	CALIFORNIA 92647	USA		728
MR	DANIEL	SLEIGH	16 BAYLISS ROAD	GEDLING	NOTTINGHAM			NG4 4JE	72
MRS	ALISON	SMITH	165 BRAIDFAULD ST	TOLLCROSS	GLASGOW			G32 8PJ	364
MR	MARTIN	SMITH	76 LANYON ROAD	PLAYING PLACE	TRURO	CORNWALL		TR3 6HF	182
MR	MICHAEL	SMITH	36 CRAWSHAW GROVE	SHEFFIELD	SOUTH YORKSHIRE			S8 7EB	582
MRS	NICOLETTE	SPENCER	3 HOLLIS MEADOW	EAST LEAKE	LOUGHBOROUGH			LE12 6RU	1,820
MRS	ALISON LOUISE	STEWART	1 REYDON CLOSE	HAVERHILL	SUFFOLK			CB9 7WG	364
MR	THOMAS JAMES	STEWART	1 REYDON CLOSE	HAVERHILL	SUFFOLK			CB9 7WG	364
MR	BRIAN	STILING	53 CAMBRIDGE ROAD	CARSHALTON BEECHES	SURREY			SM5 3QR	728
MRS	JACQUELINE MARY	STROUD	PLAISTERS COTTAGE	HINDERS LANE	HUNTLEY	GLOS		GL19 3EZ	145
MR	NISHAL	TANKARIA	33 CHERTSEY ROAD	LOWER FELTHAM	MIDDLESEX			TW13 4RB	182
MS	INDIRA	THAMBIAH	FLAT 3	136 ABBEY ROAD	LONDON			NW6 4SR	1,820
MR	LEE	TINSLEY	18 ROWTON HEATH	OAKHILL	MILTON KEYNES			MK5 6NA	364
MR	KEVIN	TULLEY	17A CARR LANE	SOUTH KIRKBY	PONTEFRACT			WF9 3DB	291
MR	STEVEN DAVID	TURNER	5 FERRIER CLOSE	RAINHAM	GILLINGHAM	KENT		ME8 9JL	218
MR	GARY	UNSWORTH	44 HOLTHOUSE ROAD	TOTTINGTON	BURY	LANCS		BL8 3LA	364
MR	ANDREW	WARD	22 MINSTREL AVENUE	NOTTINGHAM	NOTTINGHAMSHIRE			NG5 1QL	728
MR	ROBERT	WELLS	MARNHOUL	CORSOCK	CASTLE DOUGLAS	DUMFRIES	DUMFRIES AND GALLO	DG7 3EB	182
MRS	URSULA	WILCOX	16 SPRINGFIELD AVENUE	KNOTTINGLEY	WEST YORKSHIRE			WF11 8BQ	145
MRS	PAMELA	WILLIAMSON	38 BINCOTE ROAD	ENFIELD	MIDDLESEX			EN2 7RB	182
MR	JULIAN	WILLIS	34 HAMBLE ROAD	STONE CROSS	EASTBOURNE	EAST SUSSEX		BN24 5PU	364
MR	STUART DAVID	WILSON	13 VICARAGE CLOSE	COLLINGHAM	NOTTINGHAMSHIRE			NG23 7PQ	1,274
									38,608

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number	146575
Company name in full	GUS Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	28	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	604		
Nominal value of each share	~~29 5/43p~~ 29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	523p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
Name - Lloyds TSB Registrars Corporate Nominee Limited Address - The Causeway Worthing West Sussex BN99 6DA	ORDINARY	510

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
Name - Mr Igor Forgac Address - Goldehaehnchenstieg 9A Hamburg 22547 Germany	ORDINARY	94

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 2 October 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064

Lloyds TSB Registrars, Alan Walsh Tel 01903 833309

DX number DX exchange

COMPANY NO 82 5007

RECEIVED

2006 OCT 11 P 3: 0

OFFICE OF INTERNATIONAL CORPORATIONS

GUS

Ref: chcorres.pgc.rocar06

2 October 2006

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

GUS plc
2006 Annual Return

I enclose the following in respect of the above company:-

- the Annual Return for 2006;
- a CD containing the full register of members as at 31 August 2006;
- a list of subsidiary companies as at 31 March 2006;
- a cheque for £30.00 made payable to Companies House.

I would apologise for the slight delay in the lodging of this form.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Companies House

— for the record —

Company Name
GUS PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
146575

Information extracted from Companies House records on
21st September 2006

Section 1: Company details

Ref: 146575/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	One Stanhope Gate London W1K 1AF	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Lloyds T S B Registrars The Causeway Worthing West Sussex BN99 6DA	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7415 Holding companies incl head offices	**SIC CODE** **Description**

Company Number - 146575

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Gordon Andrew BENTLEY **Address** 7 Hollybush Lane Harpenden Hertfordshire AL5 4AL	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change / / Date Gordon Andrew BENTLEY ceased to be secretary (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Sir Maurice Victor BLANK This is a service address for the beneficiary of a Confidentiality Order. **Address** 25 Gresham Street London EC2V 7HN **Date of birth** 09/11/1942 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Sir Maurice Victor BLANK ceased to be director (if applicable) / /

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John David COOMBE This is a service address for the beneficiary of a Confidentiality Order. **Address** 8 Canada Square London E14 5HQ **Date of birth** 17/03/1945 **Nationality** British **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date John David COOMBE ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Terence DUDDY **Address** Langsmead Mill Lane Gerrards Cross Buckinghamshire SL9 8AX **Date of birth** 07/04/1956 **Nationality** British **Occupation** Chief Executive	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Terence DUDDY ceased to be director (if applicable) __ / __ / ____

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Andrew Hedley HORNBY	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Rose Cottage Back Street Aldborough Boroughbridge York YO51 9EX	Address ____________
	Date of birth 21/01/1967	UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
	Nationality British	Nationality ____________
Particulars of a new Director must be notified on form 288a.	**Occupation** ~~Chief Executive Retail Hbos Pl~~	Occupation CHIEF EXECUTIVE HBOS plc
		Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Andrew Hedley HORNBY ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** The Honorable Frank Neil NEWMAN	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 51/F Branksome Crest 3A Tregunter Path, Mid-Level, Hong Kong	Address ____________
	Date of birth 20/04/1942	UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
	Nationality American	Nationality ____________
Particulars of a new Director must be notified on form 288a.	**Occupation** Investments	Occupation ____________
		Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date The Honorable Frank Neil NEWMAN ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John Wilfred PEACE **Address** Caunton Manor Manor Road Caunton Newark Nottinghamshire NG23 6AD **Date of birth** 02/03/1949 **Nationality** British **Occupation** Chief Executive	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Nationality ______ Occupation ______ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date John Wilfred PEACE ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Don ROBERT **Address** 7 Via Emelia Newport Coast California Ca 92657 Usa **Date of birth** 15/05/1959 **Nationality** American **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Nationality ______ Occupation ______ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Don ROBERT ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Sir Alan Walter RUDGE CBE FRS FENG FIEE **Address** Tanners Barn Coach Road Brockham Betchworth Surrey RH3 7JW **Date of birth** 17/10/1937 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Sir Alan Walter RUDGE CBE FRS FENG FIEE ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Oliver Henry James STOCKEN **Address** 25C Marryat Road London SW19 5BB **Date of birth** 22/12/1941 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Oliver Henry James STOCKEN ceased to be director (if applicable) __ / __ / ____

Company Number ... Section ...

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** David Alan TYLER	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 6 Ernle Road Wimbledon London SW20 0HJ	Address ______ ______ ______ UK Postcode ____ ___
	Date of birth 23/01/1953	Date of birth __ / __ / ____
	Nationality British	Nationality ______
Particulars of a new Director must be notified on form 288a.	**Occupation** Management Accountant	Occupation ______
		Date of change __ / __ / ____
		Date David Alan TYLER ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY	882,696,256	£256,597,748.84

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 882,696,256

Aggregate Nominal Value of issued shares: £256,597,748.84

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☒ A full list of members is enclosed

The last full list of members was received on: 31/08/2005

> **REMEMBER:**
> ***Changes*** *to shareholder particulars or details of shares transferred to be* ***completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 146575

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

363s Annual Return Declaration

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 27 / 09 / 2006

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *31/8/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st August 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: PAUL WORM

Telephone number *inc code*: 0870 8364064

Address: C/O ALC; THE WORKS; 5 UNION STREET MANCHESTER

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______

Postcode: M12 4JD

GUS plc
(Registered number: 146575)

FULL LIST OF SUBSIDIARY COMPANIES
(WITH REGISTERED NUMBERS OR EQUIVALENT)
AT 31 MARCH 2006
FOR 2006 ANNUAL RETURN

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	 Subsidiaries %
Automobile Loan Finance (No. 1) Ltd (3707188)	Ordinary shares		Quasi
Automobile Receivables Transaction (No. 1) plc (3734973)	Ordinary shares		Quasi
British Mail Order Corporation Ltd (530658)	Ordinary shares	100	
The Challenge Cycle and Motor Company Ltd (111336)	Ordinary shares	100	
Chatsworth Investments Ltd (3312226)	Ordinary shares	100	
GUS Property Investments Ltd (2522615)	Ordinary shares		100
Cussins Properties Ltd (650113)	Ordinary shares	100	
Christmas Hampers Limited (662977)	Ordinary shares		100
The Times Furnishing Co (Properties) Ltd (1120828)	Ordinary shares		100
Experian Holdings Ltd (3478895) (subsidiary of GUS Holdings Ltd)	Ordinary shares		100
Background Checking Ltd (2684338)	Ordinary shares		100
Catalist Ltd (2902982)	Ordinary shares		100
Catalist Trustee Ltd (4066536)	Ordinary shares		100
CCN UK Unlimited (4309372)	Ordinary shares of $1		100
CCN UK (2005) Ltd (5576021)	Ordinary shares of $1		100
CheetahMail UK Ltd (4580119)	Ordinary shares		100
ChoicePoint Ltd (3364666)	Ordinary shares		100
ClarityBlue Holdings Ltd (4842878)	Ordinary shares		100
ClarityBlue Ltd (3644914)	Ordinary shares		100
Construction Forecasting & Research Ltd (2699102)	Ordinary shares		100
Consumer Futures Ltd (4027561)	Ordinary shares		100
The Consumer Research Bureau Ltd (2778170)	Ordinary shares		100
EHI UK Unlimited (4309400)	Ordinary shares of $1		100
EHI (2005) Ltd (5576020)	Ordinary shares of $1		100
EIS UK Unlimited (4309390)	Ordinary shares of $1		100
EIS 2005 Ld (5576015)	Ordinary shares of $1		100
Experian 2001 Ltd (4309355) (subsidiary of Experian Holdings Ltd)	Ordinary shares		100
Experian 2003 Finance Ltd (4644608)	Ordinary shares		100
Experian Business Strategies Holdings Ltd (4009236)	Ordinary shares 10p		100
Experian Business Strategies Ltd (2225244)	Ordinary shares 10p		100
Experian Goad Ltd (1236235)	Ordinary shares		100
Experian Goad (Holdings) Ltd (1225576)	Ordinary shares		100
Experian Group Ltd (3720393)	Ordinary shares		100
Experian Intact Ltd (4134332)	A Ordinary shares		67.1

* = In liquidation

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	Subsidiaries %
Experian International Ltd (3365159) (subsidiary of Experian Group Ltd)	Ordinary shares		100
Experian Ltd (653331) (subsidiary of Experian Group Ltd)	Ordinary shares		100
Experian US Holdings Ltd (3230379) (subsidiary of Experian Holdings Ltd)	Ordinary shares		100
Experian US Ltd (3230394) (subsidiary of Experian Holdings Ltd)	Ordinary shares		100
Experian NA Holdings Ltd (3458639)	Ordinary shares		100
Experian NA Ltd (3458435)	Ordinary shares		100
Experian-Scorex Russia Ltd (2359431)	Ordinary shares		100
Experian SURBS Investments Ltd (5716481)			100
FN Services Ltd (2008622)	A and B Ordinary shares		51
Footfall Ltd (2179805)	Ordinary shares		100
Geological Information Systems Ltd (2566224)	Ordinary shares		100
Hawkeye Financial Models Ltd (5197377)	Ordinary shares		51
ICD Marketing Services Ltd (2652778)	Ordinary shares		100
ICD Ltd (1600571)	Ordinary shares		100
ISL Global Ltd (4436568)	Ordinary shares		100
Intermediary Systems Ltd (4153369)	Ordinary shares		100
MCL Software Ltd (1550373)	Ordinary shares		100
Motorfile Limited (3009493)	Ordinary shares		100
Pricegrabber.com Ltd (5087954)	Ordinary shares		100
QAS Ltd (2582055)	Ordinary shares		100
QAS Systems Ltd (4094491)	Ordinary shares		100
Quick Address Ltd (3496831)	Ordinary shares		100
Quick Address Systems Ltd (3209188)			100
Scorex (UK) Ltd (2686129)	Ordinary shares		100
Staniland Hall Associates Ltd (1089594)			100
The Future Foundation for Research, Analysis & Advice (Nvision) Ltd (3202565)	Ordinary shares		100
The Future Foundation for Research, Analysis & Advice Ltd (3912096)	Ordinary shares		100
The Future Foundation Group Ltd (4370768)	Ordinary shares		100
Vehicle Mileage Check Ltd (2017153)	Ordinary shares		100
Finchfields Ltd (1935707)	Ordinary shares	100	
GUS 1998 Unlimited (3503354)	Ordinary shares		100
	Preference shares	100	
GUS 2000 Unlimited (3912497)	Ordinary shares		100
	Preference shares	100	
GUS 2000 UK Unlimited (3937425)	Ordinary shares		100
GUS 2000 Finance Ltd (4090149)	Ordinary shares	100	
GUS 2002 Unlimited (4418071)	Ordinary shares		100
GUS 2004 Ltd (5024244)	Ordinary shares		100
GUS 2005 Finance Unlimited (5377461)	Ordinary shares		100
GUS Holdings (2004) Ltd (5024243)	Ordinary shares	100	
GUS Catalogues Ltd (3479386) (subsidiary of GUS Holdings Ltd)	Ordinary shares		100
Argos Holdings plc (2454812)	Ordinary shares		100
GUS Finance 2004 Ltd (5082289)	Ordinary shares		100

* = In liquidation

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	Subsidiaries %
GUS Finance 2006 Unlimited (5690129)	Ordinary shares		100
GUS Finance Holdings Ltd (3458299) (subsidiary of GUS Holdings Ltd)	Ordinary shares		100
All Counties Insurance Company Ltd (833078)	Ordinary shares		100
GUS Export Corporation Ltd (387409)	Ordinary shares		100
Longlane Securities Ltd (1146103)	Ordinary shares		100
	6% Non Cum Pref shares		100
Whiteaway Laidlaw Bank Ltd (388466)	Ordinary shares		100
W L Insurance Services Ltd (1660916)	Ordinary shares		100
W L Investments Ltd (1162674)	Ordinary shares		100
Whiteaway Laidlaw Corporate Funding Ltd (833472)	Ordinary shares		100
Whiteaway Laidlaw (Overseas) Ltd (2462108)	Ordinary shares		100
GUS Financial Services Unlimited (5069910)	Ordinary shares	100	
G.U.S. Furniture Industries Ltd (1571985)	Ordinary shares	100	
GUS Holdings Ltd (3496850)	Ordinary shares	100	
Accolade Ltd (22528967)	Ordinary shares		100
ARG Card Services Ltd (4007072)	Ordinary shares		100
ARG Insurance Services Ltd (4109436)	Ordinary shares		100
ARG Personal Finance Ltd (5519584)	Ordinary shares		100
ARG Personal Loans Ltd (4271874)	Ordinary shares		100
Cliffrange plc (1967242)	Ordinary shares		100
Edward O'Brien Ltd (136509)	Ordinary shares		100
GUS 2001 Ltd (4136076)	Ordinary shares		100
GUS 2005 Ltd (5377461)	Ordinary shares		100
GUS Finance Luxembourg Ltd (4423672)	Ordinary shares		100
GUS Investments 2005 Ltd (5377457)	Ordinary shares		100
GUS NA Ltd (1088961)	Ordinary shares		100
G.U.S. Printers Ltd (2353260)	Ordinary shares		100
GUS Stationery Company Ltd (218145)	Ordinary shares		100
GUS (UK) Holdings Ltd (3978091)	Ordinary shares		100
GUS US Ltd (3508869)	Ordinary shares		100
GUS US Holdings Ltd (3508947)	Ordinary shares		100
Stanhope Finance Ltd (4288193)	A Ordinary shares		100
	B Ordinary shares		Nil
	Financing securities		100
Sleepyrest Ltd (1564371)	Ordinary shares		100
The Royal Exchange Company (Leeds) Ltd (2518523)	Ordinary shares		100
GUS Home Shopping Group Ltd (3458221) (subsidiary of Argos Holdings plc)	Ordinary shares		100
Argos Ltd (1081551) (subsidiary of GUS Home Shopping Group Ltd)	Ordinary shares		100
	Deferred shares		100
Argos Best Sellers Ltd (2001500)	Ordinary shares		100
Argos Business Solutions Ltd (3234511)	Ordinary shares		100
Argos Card Transactions Ltd (4229056)	Ordinary shares		100
Argos Direct Ltd (3824346)	Ordinary shares		100
Argos Extra Ltd (was ARG Personal Finance Ltd) (2256123)	Ordinary shares		100
Argos Pension Scheme Nominees Ltd (1190658)	Ordinary shares		100

* = In liquidation

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	Subsidiaries %
Argos Retail Group Ltd (3871498)	Ordinary shares		100
Argos SURBS Investments Ltd (5716474)			100
Argos Superstores Ltd (1997674)	Ordinary shares		100
ARG Holdings (Asia) Limited (872776)	Ordinary shares		100
ARG Home Shopping Ltd (2004824)	Ordinary shares		100
ARG Services Ltd (2259503)	Ordinary shares		100
Brand Leaders Ltd (883052)	Ordinary shares		100
Clearance Bargains Ltd (3966365)	Ordinary shares		100
First Stop Stores Ltd (3061483)	Ordinary shares		100
Jungle.com Holdings Ltd (3929744)	Ordinary shares		100
Jungle.com Ltd (301793)	Ordinary shares		100
Jungle Online (3782113)	Ordinary shares		100
Premier Incentives Ltd (2183597)	Ordinary shares		100
Software Warehouse Holdings Ltd (3776853)	Ordinary shares		100
Software Warehouse Ltd (3929701)	Ordinary shares		100
Homebase Group Ltd (4071533) (subsidiary of Argos Ltd)	A, B, C, D and E Ordinary shares		100
Beddington House (No. 4) Ltd (4117286)	Ordinary shares		100
Beddington House Holdings Ltd (3892468)	Ordinary shares		100
Fifthgrange Ltd (4071712)	Ordinary shares		100
Focal Point (Lighting) Ltd (1025570)	Ordinary shares		100
Home Charm Group Ltd (589383)	Ordinary shares		100
Home Charm Group Trustees Ltd (1915772)	Ordinary shares		100
Homebase Card Handling Services Ltd (4042509)	Ordinary shares		100
Homebase Direct Ltd (3953373)	Ordinary shares		100
Homebase Group (2000) Ltd (1460756)	A and B Ordinary shares		100
Homebase Holdings Ltd (3000032)	Ordinary shares		100
	Preference shares		100
Homebase Ltd (533033)	Ordinary shares		100
Homebase Spend & Save Ltd (4447084)	Ordinary shares		100
Iconford Ltd (4071571)	Ordinary shares		100
MI Home Ltd (4463540)	Ordinary shares		100
Modern Interiors Ltd (4463535)	Ordinary shares		100
Motorbase Ltd (2461339)	Ordinary shares		100
Quickinstant Ltd (2309308)	Ordinary shares		100
Sandfords Ltd (456457)	Founder shares		100
	Ordinary shares		100
Texas Homecare Installation Services Ltd (1914339)	Ordinary shares		100
Texas Homecare Ltd (354748)	Ordinary shares		100
	Preference shares		100
Texas Installations Ltd (3039648)	Ordinary shares		100
Texas Services Ltd (1049148)	Ordinary shares		100
Trend Decor Ltd (788480)	Ordinary shares		100
GUS Home Shopping Ltd (964315)	Ordinary shares	100	

* = In liquidation

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
GUS International (3439686)	Ordinary shares		100
GUS Netherlands Unlimited (4186374)	Ordinary shares		100
GUS Overseas (1999) Unlimited (3715015)	Ordinary shares		100
	Preference shares	100	
GUS Overseas Retailing Ltd (3458292) (subsidiary of GUS Holdings Ltd)	Ordinary shares		100
GUS Overseas Unlimited (3436011)	Ordinary shares		100
	Preference shares	100	
GUS Property Management Ltd (2277398)	Ordinary shares		100
GUS SURBS Investments Ltd (5716460)		100	
G.U.S. Travel Ltd (2259522)	Ordinary shares	100	
Hugh Wyllie Ltd (268617) (subsidiary of GUS Holdings Ltd)	Ordinary shares		100
Ambassador Leasing Ltd (1677464)	Ordinary shares		100
Faronman Ltd (2018183)	Ordinary shares		100
Fetchfield Leasing Ltd (2140590)	Ordinary shares		100
General Guarantee Corporation Ltd (501314)	Ordinary shares		100
General Guarantee Finance Ltd (1789944)	Ordinary shares		100
GGC Leasing Ltd (961045)	Ordinary shares		100
GGC Leasing (January) Ltd (2316032)	Ordinary shares		100
GGC Leasing (February) Ltd (2050303)	Ordinary shares		100
GGC Leasing (March) Ltd (1980927)	Ordinary shares		100
GGC Leasing (April) Ltd (2316111)	Ordinary shares		100
GGC Leasing (May) Ltd (2092077)	Ordinary shares		100
GGC Leasing (June) Ltd (1519894)	Ordinary shares		100
GGC Leasing (July) Ltd (2267147)	Ordinary shares		100
GGC Leasing (August) Ltd (2034595)	Ordinary shares		100
GGC Leasing (September) Ltd (1749586)	Ordinary shares		100
GGC Leasing (October) Ltd (2288821)	Ordinary shares		100
GGC Leasing (November) Ltd (2066440)	Ordinary shares		100
GGC Leasing (December) Ltd (1868746)	Ordinary shares		100
W L Leasing Ltd (151990)	Ordinary shares		100
ICD Marketing Services Group Ltd (3017048)	Ordinary shares	100	
International Communication & Data Ltd (1714446)	Ordinary shares	100	
John Temple Ltd (1487184)	Ordinary shares	100	
M I Leasing Ltd (1519955)	Ordinary shares	100	
Murphy Electronics Ltd (1089707)	Ordinary shares	100	
Saxon Gate Collections Ltd (1279774)	Ordinary shares	100	
The Great Universal Stores Ltd (2259511)	Ordinary shares	100	
Torbell Investments Ltd (968299)	Ordinary shares	100	
The Witney Mattress, Divan & Quilt Co Unlimited (226775)	Ordinary shares		100
W.L. Explorations Ltd (1506873)	Ordinary shares	100	
W L Nominees Ltd (1046549)	Ordinary shares	100	

* = In liquidation

Incorporated in Great Britain Registered in Northern Ireland	Class of shares	Issued Capital held by GUS %	 Subsidiaries %
Experian Northern Ireland Ltd (NI 54656)	Ordinary shares		100
Hampden Group Ltd (NI 11639)	Ordinary shares		100
Homebase (NI) Ltd (NI 34159)	Ordinary shares		100
Texas Homecare (Northern Ireland) Ltd (NI 11645)	Ordinary shares		100
Texas (NI) Ltd (NI 37564)	Ordinary shares		100

Incorporated in Great Britain Registered in Scotland	Class of shares	Issued Capital held by GUS %	 Subsidiaries %
GUS Business Holdings Ltd (SC 201170)	Ordinary shares		100
GUS Catalogue Order Ltd (SC 202754)	Ordinary shares		100
GUS (UK) Holdings 2003 (SC 182041)	Ordinary shares		100
GUS Ventures (2003) Ltd (SC 202507)	Ordinary shares		100
The BizBox.com Ltd (SC 202508)	Ordinary shares		100

* = In liquidation

Countries of Incorporation/Registration other than Great Britain

	Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
Channel Islands			
Global (Guernsey) Ltd (4624)	Ordinary shares		100
GUS Guernsey Ltd (34560)	Ordinary shares		100
Republic of Ireland			
Argos Distributors (Ireland) Ltd (43174)	Ordinary shares		100
EHI Finance Ireland	Ordinary shares		100
Experian Ireland Ltd (273857)	Ordinary shares		100
Experian Marketing Services Ireland Ltd (284100)	Ordinary shares		100
GUS Finance Ireland (275494)	Ordinary shares		100
GUS Investments 2003 (368828)	Ordinary shares		100
GUS Ireland IGP			
GUS Ireland Investments Ltd			
Homebase House and Garden Centre Ltd (127841)	Ordinary shares		100
Irish Trade Protection Association Ltd (125313)	Ordinary shares		100
Argentina			
Experian Strategic Solutions SA (CUIT 30-68725785-1)	Ordinary shares $10y		100
Australia			
Experian Asia Pacific Pty Ltd (65006980696)	Ordinary shares of A$1		100
QAS Pty Ltd (082 851 474)	Ordinary shares		100
Austria			
Experian Oesterreich GmbH (FN 205260 d)	Ordinary shares		100
Brazil			
Experian Brasil Limitada (03673698/0001-02)	Ordinary shares R$1		100
Bulgaria			
Experian Scorex Bulgaria EAD			100
Canada			
G.U.S. Canada Inc.	Common shares		100
Experian Scorex Inc (301450-9)			65

* = In liquidation

Countries of Incorporation	Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
Denmark			
Experian Danmark Holdings ApS (10 12 58 20)	Ordinary DKK1000		100
Experian Holding A/S (21 62 49 42)	Ordinary DKK1		100
Experian A/S (63 67 09 28)	Ordinary DKK		100
Finland			
Experian OY (was Marknadsanalys OY)			100
France			
Experian France Courtage SAS (322 576 224)			100
Experian Holding EURL (421188277)	Ordinary shares of €15		100
Experian SAS (320 217 144)	Ordinary shares of €15		100
Technique et Assistance SA (316 607 506)	Ordinary shares of €15		100
Experian Holding France SA (417 780 822)	Ordinary shares of €15		100
CNTP-Experian SA (340 967 546)	Ordinary shares of €30		66
Experian On Line SAS (352 003 750)	Ordinary shares of €		100
Footfall France Sarl(B409040532)	Ordinary shares of €		100
Prologia SA	Ordinary shares of €		100
Germany			
Conet Corporate Communication Network GmbH (HRB 60548)	Ordinary shares €		100
Experian Deutschland GmbH (HRB 68461)	Ordinary shares €		100
Experian Deutschland Holdings GmbH (HRB 56929)	Ordinary shares €		100
Hong Kong			
Argos Retail Group (Asia) Ltd (51830)	Ordinary shares of HK$ 10		100
ARG (Asia) Ltd (237820)	Ordinary shares of HK$ 1		100
ARG (Hong Kong) Ltd (759095)	Ordinary shares of HK$ 2		100
Argos Asia Ltd (759047)	Ordinary shares of HK$ 1		100
Argos (Hong Kong) Ltd (759094)	Ordinary shares of HK$ 2		100
Argos Retail Group (Hong Kong) Ltd (148879)	Ordinary shares of HK$ 1		100
Experian Hong Kong Limited (was Smartal Solutions Ltd) (175035)	Ordinary shares		100
Footfall Asia Ltd (740074)			
GUS (Asia) Ltd (182616)	Ordinary shares of HK$ 1		100
GUS (Hong Kong) Ltd (159300)	Ordinary shares of HK$ 1		100
Homebase Group (Asia) Ltd (931326)	Ordinary shares		100

* = In liquidation

Countries of Incorporation	Class of shares	Issued Capital held by GUS %	Subsidiaries %
Italy			
Experian Data Services srl (13255280151)			66
Experian Holding Italia SRL (04077611004)	Ordinary shares €		100
Experian Scorex Srl (05228101001)	Ordinary shares of €0.52		100
Experian Information Services SpA (06016221001)	Ordinary shares of €10		100
Experian Marketing Services SRL (07692671006)	Ordinary shares of €10,000		100
Footfall Italy Srl (5312620486)			51
Japan			
Experian Japan KK (0104-01-052410)			100
Luxembourg			
Experian Luxembourg Sarl (75.756)	Shares of €100		100
GUS International Finance Sarl	Shares		100
GUS Luxembourg 2005 Sarl	Shares		100
GUS Luxembourg Holdings Sarl	Shares		100
GUS Luxembourg Sarl (75.760)	Shares of €100		100
GUS Luxembourg Investments Sarl (75.782)	Shares of €100		100
Monaco			
Scorex SAM (B 87 S 02 302)	Ordinary shares €76		100
Netherlands			
Argos BV (1051940)	Ordinary shares		100
Breathe Netherlands BV (34139845) *	Ordinary shares		100
Experian Nederlande BV (30103666)	Ordinary shares		100
Experian Scorex BV (27164650)	Ordinary shares NLG10		100
Experian-Scorex Russia BV (BV1 314 994)	Ordinary shares		100
Scorex BV (24198267)	Ordinary shares		100
Scorex Holdings BV (24279181)	Ordinary shares		100
GUS Europe Holdings BV (5035311)	Ordinary shares of €45.38		100
GUS Financial Services BV (52001246)	Voting ordinary (B) shares of €1		100
	Voting preference (A) shares of €1		100
GUS Holdings BV (32085272)	Ordinary shares of €100		100
GUS International Holdings BV (BV 622640)	Ordinary shares of €453.78		100
GUS Investments Cooperatief WA (BV 32101626)	Membership capital		100
GUS Ireland Holdings BV (BV 622642)	Ordinary shares of €1		100
GUS Overseas Holdings BV (30147854)	Participating shares (A, B, C, D and E shares)		100
GUS Overseas Investments BV (30147910)	Ordinary shares of €453.78		100
GUS Treasury Services BV (1054287)	Ordinary shares of €453.78		100
GUS South Africa Pty Ltd (Dutch number 30153621; South African number 1949/033535/07)	Ordinary shares		100
GUS US Holdings BV (32079523)	Ordinary shares of €100		100
Plotterweg Finance BV (32101794)	Ordinary shares of €100		

* = In liquidation

Countries of Incorporation	Class of shares	Issued Capital held by GUS %	Subsidiaries %
Netherlands (continued)			
Plotterweg Holdings BV (32090137)	Ordinary shares of €100		100
Plotterweg International BV (3209136)	Ordinary shares of €100		100
Norway			
CreditInform AS (881 917 122)	Ordinary shares NK		100
Experian AS (was Segmenta AS) (965218976)			100
Experian Scorex AS (was Secena AS) (987 069 252)	Ordinary shares NK		100
InfoPartner AS (982 287 049)	Ordinary shares NK		100
MarketInform AS (982 286 964)	Ordinary shares NK		100
RealInform AS (982 287 022)	Ordinary shares NK		100
Romania			
Experian Credit Bureau SA	Ordinary shares		100
Russia			
Experian Interfax Credit Bureau	Ordinary shares		50
Shanghai			
ARG Procurement Consultancy (Shanghai) Ltd (02200310220009)			100
South Africa			
Experian Bureau (Pty) Ltd (1996/003915/07)	Ordinary shares R1		94
Experian Scorex (Pty) Ltd (1992/005248/07)	Ordinary shares R1		100
Lewis Stores Dbn Investments (Pty) Ltd	Ordinary shares		100
Lewis Stores SO Investments (Pty) Ltd	Ordinary shares		100
Spain			
Experian Bureau de Credito SA (A82120601)	Ordinary shares		75
Experian Holdings Espana SA (A82339524)	Ordinary shares		100
Experian Marketing Services SL (M-237195)	Ordinary shares		100
Experian Scorex SRL (ESB 80985278)	Ordinary shares €6.01		100
Sweden			
Experian AB (was Marknadsanalys AB) (556459-3068)			100
Taiwan			
Footfall (Taiwan) Ltd (443517)	Ordinary shares		100

* = In liquidation

Countries of Incorporation	Class of shares	Issued Capital held by GUS %	Subsidiaries %
United States of America			
Affiliate Fuel Corp. (20-2572746)	Common stock		100
AutoCount Inc (59-3522237)	Common stock		100
Baker Hill Inc (84-1041463)			
Cheetahmail Inc (13-4055805)	Common stock		100
ClassesUSA.com, Inc. (13-4143544)	Common stock		100
Consumerinfo.com Inc (954465932)	Common stock		100
	Preferred A & B stock		100
ClarityBlue Inc			100
Direct Marketing Technology Inc (36-3134263)	Common stock		100
Experian Americas GP			100
Experian North America (13-3980063)	Common stock		100
Experian Holdings Inc (13-3940459)	Class A & B Common stock		100
	Preferred stock		100
Experian Affiliate Acquisition, LLC			100
Experian Fraud Prevention Solutions Inc. (52-2265014)	Common stock		100
Experian Information Solutions Inc (31-1343192)	Common stock		100
Experian Investment Holdings Inc (88-0446304)	Common stock		100
Experian Marketing Solutions Inc (13-3015410)	Common stock		100
Experian Services Corporation Inc (33-0796737)	Common stock		100
LIM Holdings, Inc (86-1134138)	Common stock		100
Lowermybills Inc (95-4774178)	Common stock		100
Marketswitch Corporation (54-1833189)	Common stock		100
MetaReward Inc (77-0523273)	Common stock		100
Prediction Analytics Inc (82-0578899)	Common stock		100
Pricegrabber.com, Inc (20-3828894)	Common stock		100
Simmons Market Research Bureau, Inc (13-2948721)	Common stock and Preferred A stock		100
Vente Inc (47-0826130)	Common stock		100

* = In liquidation

Exemption number 82-5017

GUS

Ref: PGC/ann180906Trust

18 September 2006

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley – Company Secretary
SECURITY NUMBER:	858413
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

<u>SEE ATTACHED ANNOUNCEMENT</u>

GUS plc
("THE COMPANY")
DIRECTOR/PDMR SHAREHOLDING

The Company has been advised by Abacus Corporate Trustee Limited ("Abacus") that Abacus, as trustee of the GUS plc ESOP Trust ("the Trust"), now holds 8,955,220 Ordinary shares of 29 3/43 pence each in the Company. The notification from Abacus was received by the Company on 15 September 2006.

As announced on 17 August 2006, the holding at that date was 9,468,073 shares of 29 3/43 pence each and since then there has been a reduction of 512,853 shares as:

- 277,781 shares have been transferred to a nominee on behalf of participants in GUS plc's UK share plans, and
- 235,072 shares have been released in connection with the exercise of options granted under The North America Stock Option Plan.

Directors of the Company are potential beneficiaries of the Trust and accordingly any changes in the shareholdings by the Trust are deemed to change their interests in the Ordinary share capital of the Company.

Exemption number 82-5017

REG-GUS PLC Additional Listing Released: 20/09/2006

RNS Number:2111J
GUS PLC
20 September 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

Exemption number 82-5017

Ref: PGC/Ann200609ED'sCIP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

25 September 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	639736
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
("THE COMPANY")

DIRECTORS' INTERESTS IN CONNECTION WITH THE GUS CO-INVESTMENT PLAN

The Company has received notification that, in accordance with the terms of The GUS Co-Investment Plan, matching shares awarded in 2003 were released to the following directors of the Company on 22 September 2006. This notification was received on that day and was made in accordance with DR 3.1.4R(1)(b). The resulting changes in their interests in GUS shares and in their contingent interests in matching shares awarded in connection with this plan are as follows:

(a) Interests in Ordinary shares

Name of director	Number of Ordinary shares held previously (A)	Matching shares released to director (B)	Matching shares sold after release * (C)	Matching shares retained by director (D) ((B)-(C))	Number of Ordinary shares now held (E) ((A)+(D))
John Peace	521,699	195,858	(80,463)	115,395	637,094
David Tyler	324,357	114,501	-	114,501	438,858

* The sale of shares took place on on the London Stock Exchange on 22 September at a price of 961.4333p per share to satisfy the UK tax and national insurance liabilities falling due on the release of these shares and to cover the incidental costs of the disposal.

(b) Contingent interests in matching shares

Name of director	Contingent interests in matching shares before release	Matching shares released	Contingent interests in matching shares now held
John Peace	569,551	(195,858)	373,693
David Tyler	342,629	(114,501)	228,128

Exemption number 82-5017

Ref: PGC/Ann250906JS

25 September 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley – Company Secretary
SECURITY NUMBER:	763024
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
("THE COMPANY")

INTERESTS IN CONNECTION WITH THE GUS CO-INVESTMENT PLAN

The Company has received notification that matching shares awarded in 2003 in connection with The GUS Co-Investment Plan were released to John Saunders (a person discharging managerial responsibilities) on 22 September 2006. This notification was made in accordance with DR 3.1.4R(1)(a). The resulting changes in his interests in GUS shares and in the contingent interest in matching shares awarded in connection with this plan are as follows:

(a) Interests in Ordinary shares

Number of Ordinary shares held previously (A)	Matching shares released (B)	Matching shares sold after release * (C)	Matching shares retained (D) ((B)-(C))	Number of Ordinary shares now held (E) ((A)+(D))
85,133	56,027	(23,018)	33,009	118,142

* The sale of shares took place on the London Stock Exchange on 22 September 2006 at a price of 964p per share to satisfy the UK tax and national insurance liabilities falling due on the release of shares and to cover the incidental costs of the disposal.

(b) Contingent interests in matching shares

Contingent interests in matching shares before release	Matching shares released	Contingent interests in matching shares now held
315,167	(56,027)	259,140

Exemption number 82-5017

Ref: PGC/ann290906Trust

29 September 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley – Company Secretary
SECURITY NUMBER:	197110
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
("THE COMPANY")
DIRECTOR/PDMR SHAREHOLDING

The Company has been advised by Abacus Corporate Trustee Limited ("Abacus") that Abacus, as trustee of the GUS plc ESOP Trust ("the Trust"), now holds 15,349,500 Ordinary shares of 29 3/43 pence each in the Company. The notification from Abacus was received by the Company on 28 September 2006.

As announced on 18 September 2006, the holding at that date was 8,955,220 shares of 29 3/43 pence each and since then there has been an increase of 6,394,280 shares as:

- 7,111,066 shares previously held as treasury shares were transferred to the Trust on 28 September 2006, and
- 546,132 shares have been transferred from the Trust to a nominee on behalf of participants in GUS plc's UK share plans, and
- 170,654 shares have been released in connection with the exercise of options granted under The North America Stock Option Plan.

Directors of the Company are potential beneficiaries of the Trust and accordingly any changes in the shareholdings by the Trust are deemed to change their interests in the Ordinary share capital of the Company.

Exemption number 82-5017

Ref: PGC/ann290906Trust

29 September 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	375147
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
Transaction in own securities - further

In an announcement made earlier today under RNS Number 6679J, GUS indicated that 8,919,934 treasury shares had been cancelled on 28 September 2006. This number should in fact have read 8,919,334 treasury shares. The number of shares in issue after this transaction should have read 875,521,288 rather than 875,520,688. All other details remain unchanged but, for completeness, the corrected text of the announcement is shown below:

"GUS plc, the retail and business services group, announces that yesterday it transferred 7,111,066 ordinary shares of 29 3/43 pence each, which were previously held as treasury shares, to the GUS ESOP Trust, for no consideration, in anticipation of the separation of Experian and the Home Retail Group. It also cancelled the remaining 8,919,334 treasury shares. The transfer was made in order to facilitate the exercise of certain GUS share awards following the demerger.

Following this transaction, GUS plc will cease to hold any of its ordinary shares in treasury and will have 875,521,288 ordinary shares in issue, of which 15,349,500 will be held in the GUS ESOP Trust. These transactions will have no impact on either the shareholders' funds of the company or its earnings per share, since both treasury shares and ESOP Trust shares are accounted for as if they had been cancelled."